UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

✓ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐ For the transition period from to

Commission file number: 1-11906

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Savings Plan for Employees of Measurement Specialties, Inc.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Measurement Specialties, Inc.
1000 Lucas Way
Hampton, VA 23666

Savings Plan for Employees of Measurement Specialties, Inc.

Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits
as of December 31, 2007 and December 31, 2006	2

Statement of Changes in Net Assets Available for
Benefits for the Year then Ended December 31, 2007	3

Notes to Financial Statements	4 - 7

Supplemental Schedule

Schedule of Assets (Held at End of Year)	8

Signature	9

Exhibit 23.1	11

Report of Independent Registered Public Accounting Firm

Participants and the Plan Administrator
Savings Plan for Employees of Measurement Specialties, Inc.

We have audited the accompanying statements of net assets available for benefits of Savings Plan for Employees of Measurement Specialties, Inc. as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Goodman & Company, L.L.P.
June 25, 2008

Norfolk, Virginia

Savings Plan for Employees of Measurement Specialties, Inc.

Statements of Net Assets Available for Benefits

December 31,	2007	2006

Investments	$14,382,604	$13,083,079

Employer contribution receivable	571,391	517,647

Net assets available for benefits	$14,953,995	$13,600,726

See accompanying notes to financial statements

Savings Plan for Employees of Measurement Specialties, Inc.

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$436,202
Interest and dividends	662,548
1,098,750

Contributions
Participant	1,286,615
Employer	604,563
Rollovers	478,043
2,369,220

Total additions	3,467,970

Deductions from net assets attributed to
Benefits paid to participants	2,111,178
Administrative expenses other	3,523

Total deductions	2,114,701

Net change	1,353,269

Net assets available for benefits
Beginning of year	13,600,726

End of year	$14,953,995

See accompanying notes to financial statements

Savings Plan for Employees of Measurement Specialties, Inc.

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of Plan

The following description of the Savings Plan for Employees of Measurement Specialties, Inc. (Plan) provides general information only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by Measurement Specialties, Inc. (Company) covering substantially all employees who are eighteen years or older. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions

Each year, participants may contribute up to 50 percent of pretax annual compensation, as defined in the Plan. The Company may provide a matching contribution equal to a discretionary percentage. Participants direct the investments of all contributions and the employer contributions into various investment options offered by the Plan. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) plan earnings, and charged with an allocation of administrative expenses, where applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in all contributions plus actual earnings thereon. The plan was amended during 2007 to provide immediate vesting on Company contributions. Previously, Company contributions were 100% vested after four years of credited service.

Participant Loans

Participants may borrow from their accounts amounts up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5 percent to 10.5 percent, which are commensurate with local prevailing rates. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may elect to receive the value of his or her vested account as a lump sum distribution.

Forfeited Accounts

At December 31, 2007 and 2006, forfeited nonvested accounts totaled $76,608 and $36,096, respectively. Forfeitures of the Company’s contributions are used to reduce matching contributions or plan expenses.

2.	Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates and assumptions.

Investment Valuation and Income Recognition

The Plan’s investments are primarily stated at fair value as determined by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2007	2006
Measurement Specialties, Inc., 67,879 and 89,220 shares, respectively	$1,501,008	$1,930,729
Dreyfus S&P 500 Index Fund, 27,475 shares	*	1,099,007
Calvert Large Cap Growth Fund - A, 21,867 and 24,727 shares, respectively	776,309	783,612
Fidelity Prime Fund, 1,752,193 and 1,640,093 shares, respectively	1,752,193	1,640,093
Fidelity Advisor Diversified International Fund, 89,793 and 80,728 shares, respectively	1,939,527	1,821,215
Fidelity Advisor New Insights Fund, 85,386 and 95,050 shares, respectively	1,840,929	1,738,463
JPM Equity Index A Fund, 35,711 shares	1,191,682	*

* Investment does not represent 5 percent or more of the Plan’s net assets at end of the year.

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $436,202 as follows:

Mutual funds	$378,538
Common stock	57,664
$436,202

4.	Related Party Transactions

The Plan invests in various fund accounts managed by the trustee, Fidelity Investments Institutional Services Company, Inc., as well as shares of stock in the Company. At December 31, 2007, the Plan held 67,879 shares of Measurement Specialties, Inc. common stock with a fair value of $1,501,008. At December 31, 2006, the Plan held 89,220 shares of Measurement Specialties, Inc. common stock with a fair value of $1,930,729. Certain administrative functions are performed by the officers and employees of the Company (who may be participants in the Plan) at no cost to the Plan. These transactions are not deemed prohibited transactions because they are covered by the statutory administrative exception from the Internal Revenue Codes and ERISA’s rules on prohibited transactions.

5.	Tax Status

The Company has adopted a prototype plan document and is relying on the prototype sponsor’s opinion letter from the Internal Revenue Service dated October 9, 2003. The letter states that the prototype and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the prototype plan has been amended since receiving the opinion letter, the prototype sponsor and the plan administrator believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the plan’s financial statements.

6.	Plan Termination

Although it has not expressed its intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their employer contributions.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.	Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2007	2006

Net assets available for benefits per the financial statements	$14,953,995	$13,600,726
Employer contributions receivable	(571,391)	(517,647)
Net assets available for benefits per the Form 5500	$14,382,604	$13,083,079

The following is a reconciliation of contributions per the financial statements to the Form 5500:

Contributions per the financial statements	$2,369,220
Employer ontribution receivable - December 31, 2007	(571,391)
Employer contributions receivable - December 31, 2006	517,647
Employer contributions per Form 5500	$2,315,476

* * * *

Savings Plan for Employees of Measurement Specialties, Inc.

Schedule of Assets (Held at End of Year)
Schedule H, Line 4i

EIN 22-2378738  Plan 001

December 31, 2007

	Identity of issue,		Description of investment	Current
	borrower, lessor,		including maturity date, rate of interest, collateral,	value
	or similar party		par, or maturity value
	Calvert	21,868	shares of Large Cap Growth Fund-A	$776,309
	PIMCOimco	65,063	shares of Total Return Fund	695,519
*	Measurement Specialties, Inc.	67,879	shares of common stock	1,501,008
*	Fidelity	1,752,193	shares of Prime Fund	1,752,193
*	Fidelity Advisor	12,097	shares of Equity Income Fund	355,421
*	Fidelity Advisor	89,793	shares of Diversified International Fund	1,939,527
*	Fidelity Advisor	44,562	shares of Freedom 2020 Fund	612,729
*	Fidelity Advisor	85,386	shares of New Insights Fund	1,840,929
*	Fidelity Advisor	17,222	shares of Value Fund	244,893
*	Fidelity Advisor	40,300	shares of Mid Cap II Fund	685,505

	Loomis	12,959	share of Bond Admin Fund	188,032
	Federated	27,464	shares of Kaufman Fund	171,099
	Mainstay	20,549	shares of High Yield Bond Fund	126,992
	RS	7,528	shares of Partners A	231,940
*	Fidelity Advisor	5,479	shares of Health Care Fund	120,867
*	Fidelity Advisor	3,912	shares of Technology Fund	81,017
*	Fidelity Advisor	5,538	shares of Small Cap Fund	133,075
*	Fidelity Advisor	18,723	shares of 2010 Freedom Fund	232,351
*	Fidelity Advisor	15,114	shares of Freedom Fund 2030	220,961
*	Fidelity Advisor	37,898	shares of Freedom Fund 2040	569,982
*	Fidelity Advisor	1,993	shares of Freedom Fund	21,346
*	Fidelity Advisor	1194.93	shares of Freedom 2005	14,351
*	Fidelity Advisor	11,924	shares of Freedom 2015	150,009
*	Fidelity Advisor	20,342	shares of Freedom 2025	271,565
*	Fidelity Advisor	8,303	shares of Freedom 2035	114,496
*	Fidelity Advisor	491	shares of Freedom 2045	5,668
*	Fidelity Advisor	455	shares of Freedom 2050	5,242
	JPMorgan	35,711	shares of Equity Index A	1,191,682
*	Participant loans		Maturing through October 17, 2011, interest rates ranging from 5.00% to 10.50%, collateralized by participant accounts	127,896
				$14,382,604

*	- Identified as a party-in-interest.
See report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings Plan for Employees of Measurement Specialties, Inc.

/s/ Jeffrey Kostelni
Jeffrey Kostelni
Vice President of Finance
The Plan Administrator

Date: June 25, 2008